June 1, 2005

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, DC  20549-0510

Re:          Strategic Distribution, Inc.

Form 10-K for the fiscal year ended December 31, 2004

(File No. 0-5228)

Dear Mr. Cash:

This letter will serve as a response to each of your comments regarding the above-referenced Annual Report on Form 10-K of Strategic Distribution, Inc. (the “Company”) contained in your letter dated May 4, 2005.  In order to facilitate your review, we have included the Staff’s comment followed by our response below.

Management’s Discussion and Analysis – Liquidity and Capital Resources

1.     Tell us supplementally and revise future filings to address the reason(s) accounts receivables increased by $7.6 million as of December 31, 2004.  Your discussion should be made in light of the fact that your 2004 revenues decreased 9.5% from 2003 revenues.

Response:

The Company would like to advise the Staff supplementally that the accounts receivable balance increased $7.8 million from $11.8 million at December 31, 2003 to $19.6 million at December 31, 2004, and that the increase was primarily attributable to a temporary increase in the accounts receivable balance with respect to one of the Company’s new customers.  A substantial portion of the increase in the accounts receivable balance was collected in the first quarter of fiscal 2005, resulting in a decline in the Company’s accounts receivable balance to $15.1 million at March 31, 2005.

All of the future periodic reports to be filed with the Securities and Exchange Commission (“SEC”) that require Management’s Discussion and Analysis will address the reasons for similar increases in accounts receivable.

Item 9A.  Controls and Procedures

2.     You indicate “…the company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information related to the Company, including its consolidated subsidiaries, that is required to be included in reports filed or submitted under the Exchange Act.”  In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:

Item 9A of the Company’s next annual report on Form 10-K and Item 4 in the Company’speriodic reports on Form 10-Q (including the Form 10-Q filed with the SEC for the period ended March 31, 2005) will include the following disclosure (to the extent the disclosure controls and procedures are effective during the applicable reporting period):

The Company maintains a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at (date).

Note 2 – Significant Accounting Policies – Revenue Recognition

3.     We note from your description of business that you provide supply chain management services with respect to maintenance, repair and operating (MRO) supplies.  We also note that you sell MRO supplies.  Provide for us supplementally the terms of your most representative sales agreements.  Address whether these agreements are revenue arrangements with multiple elements as contemplated in EITF 00-21.  If so, address the accounting and disclosure requirements of EITF 00-21.

Response:

The Company would like to advise the Staff supplementally that it provides supply chain management services (“Services”) with respect to maintenance, repair and operating (“MRO”) supplies and sells MRO products. The Company typically enters into agreements with customers to provide Services and sell products. The aforementioned agreements are considered agreements with multiple deliverables under EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.”  The Company’s sales agreements are typically 2 to 3 year arrangements that include a monthly Services fee based on the number of people and the related payroll cost associated with the on-site management and a normal margin for their services.  Pricing for product sales is based on the fair market value of the items ordered as published in an on-line catalog.

The Company’s arrangements typically include a Services and a product sales component, which are separately stated in the agreements. The Services component has a standalone value to the customer, which is supported by the fact that the component is sold separately by other vendors. Additionally, amounts allocated to the Services component represent fair value based on the Company’s history of performing similar services for comparable customers. Product sales have a value on a standalone basis as these products are sold separately by other vendors and the customer could resell the delivered products on a standalone basis. Although the Company’s arrangements include a commitment to supply an indeterminate number of units of product, such products are sold at pricing at least equal to fair market value. In future filings we will include the following disclosure in Note 2:

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, products are delivered or services are provided to customers, selling prices are fixed or determinable and collection is reasonably assured.  The Company provides supply chain management services (“Services”) with respect to maintenance, repair and operating (“MRO”) supplies and sells MRO products. The Company typically enters into agreements with customers to provide Services and sell products. The deliverables within these agreements are separable into units of accounting and are evaluated under EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” and are accounted for under SAB No. 104 as noted above.

4.     If revenues from services are more than 10% of total revenues, separately present those revenues and the related cost of services in the statement of operations in accordance with Rule 5-03(1) of Regulation S-X.

Response:

Rule 5-03(1) of Regulation S-X is not applicable because the Company’s revenues from Services were less than 10% of total revenues for each of fiscal 2004, 2003 and 2002. Therefore, the Company is not required to separately present the revenues and costs generated from providing Services.

5.     To the extent the gross profit margins vary between product and services, revise MD&A to disclose and discuss changes in sales of products and sales of services and the impact of those changes on gross profit margins and income from operations.

Response:

As noted above, the Company’s revenues from Services have historically been less than 10% of total revenues.  Accordingly, the Company has not separately disclosed and discussed in MD&A changes in sales of products and sales of Services in accordance with Rule 5-03(1).  In addition, the Company has generally not disclosed the impact of any varying profit margins between products and services as they have not had a material impact on gross profit margins or income from operations due to Services being a small portion of total revenues.  In connection with this response to your comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Naturally, if you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215) 633-1952 or, in my absence, Philip Flynt, Chief Financial Officer at (215) 633-1907.

Respectively submitted,

/s/ Daniel Kearney

Daniel Kearney, General Counsel

cc:           Philip Flynt, Chief Financial Officer

Bret Johnson, Staff Accountant

Jeanne Baker, Assistant Chief Accountant